                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13d
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        (AMENDMENT NO. ________________)*

                             V.I. TECHNOLOGIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   917920 10 0
                                 (CUSIP Number)

                             JAMES T. BARRETT, ESQ.
                               PALMER & DODGE LLP
                              111 HUNTINGTON AVENUE
                              BOSTON, MA 02199-7613
                                 (617) 239-0100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 11, 2005
             (Date of Event Which Required Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 2 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Ampersand 1999 Limited Partnership
             04-3459189
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]

             Not applicable                                         (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              7           SOLE VOTING POWER
         NUMBER OF
           SHARES                         9,761,937 shares
        BENEFICIALLY          --------------------------------------------------
          OWNED BY            8           SHARED VOTING POWER
            EACH
         REPORTING                        0 shares
           PERSON             --------------------------------------------------
            WITH              9           SOLE DISPOSITIVE POWER

                                          9,761,937 shares
                              --------------------------------------------------
                              10          SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,761,937 shares
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                            [ ]

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.1% *
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

*Based on an estimated 38,195,112 shares outstanding as of March 14, 2005, as reported by the issuer. This share number reflects the 1-for-10 reverse split of the Company's common stock approved by the Board of Directors on March 14, 2005.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 3 OF 10 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             AMP-99 Management Company Limited Liability Company
             04-3459188
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]

             Not applicable                                       (b) [ ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                       [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                              7           SOLE VOTING POWER
         NUMBER OF
           SHARES                         9,961,127  shares
        BENEFICIALLY          --------------------------------------------------
          OWNED BY            8           SHARED VOTING POWER
            EACH
         REPORTING                        0 shares
           PERSON             --------------------------------------------------
            WITH              9           SOLE DISPOSITIVE POWER

                                          9,961,127  shares
                              --------------------------------------------------
                              10          SHARED DISPOSITIVE POWER

                                          0 shares
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              9,961,127  shares
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                              [ ]

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              25.6% *
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
--------------------------------------------------------------------------------

*Based on an estimated 38,195,112 shares outstanding as of March 14, 2005, as reported by the issuer. This share number reflects the 1-for-10 reverse split of the Company's common stock approved by the Board of Directors on March 14, 2005.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 4 OF 10 PAGES
---------------------                                         ------------------

ITEM 1. SECURITY AND ISSUER.

Common Stock, $0.01 par value per share, of V.I. Technologies, Inc. (the "Company"), 134 Coolidge Avenue, Watertown, MA 02472.

ITEM 2. IDENTITY AND BACKGROUND.

(a)   Name:

      Ampersand 1999 Limited Partnership
      AMP-99 Management Company Limited Liability Company

      Ampersand 1999 Limited Partnership and AMP-99 Management Company Limited Liability Company are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b)   Business Address:

      All filing parties:
      c/o Ampersand Ventures
      55 William Street, Suite 240
      Wellesley, MA 02481-4003

(c)   Principal Business and State of Incorporation:

      Ampersand 1999 Limited Partnership is a limited partnership organized in Delaware engaged in the business of private equity investment. AMP-99 Management Company Limited Liability Company is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, and is also organized in Delaware.

(d)   Conviction in a Criminal Proceeding:

      Each of the Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   Conviction in a Civil Proceeding:

      Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 5 OF 10 PAGES
---------------------                                         ------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of the funds used in the Private Placement described in Item 4 were the working capital of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, the record owners of the securities purchased in the Private Placement.

ITEM 4. PURPOSE OF TRANSACTION.

      On June 2, 2004, the Company, Panacos Pharmaceuticals, Inc. ("Panacos") and certain stockholders of Panacos entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"). Pursuant to the Merger Agreement, Panacos merged with and into the Company (the "Merger") and each issued and outstanding share of Panacos's common or preferred stock (other than treasury shares and shares held directly or indirectly by Company) was converted into the right to receive 6.75275 shares of the Company's common stock on March 11, 2005, the effective date of the Merger. Pursuant to the Merger Agreement, the Board of Directors of the Company was increased from eight to nine directors, two directors of the Company resigned, two directors of Panacos became directors of the Company and one director nominated by the investors in the Private Placement became a director of the Company.

      As the record owner of shares of Panacos's capital stock, Ampersand 1999 Limited Partnership received 74,482,311 shares of the Company's common stock and Ampersand 1999 Companion Fund Limited Partnership received 1,520,043 shares of the Company's common stock. AMP-99 Management Company Limited Liability Company is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership.

      On December 9, 2004, the Company and the purchasers listed therein, including Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, entered into a Securities Purchase Agreement (as amended, the "Purchase Agreement"). Pursuant to the Purchase Agreement, on March 11, 2005 the Company issued $20,000,000 worth of shares of its common stock, at a per share price equal to $0.20 per share, and warrants to purchase 0.45 times the number of shares of its common stock issued under the Purchase Agreement, exercisable for a five-year period from the date of issuance at a price of $0.24 per share (the "Private Placement"). Pursuant to the Purchase Agreement, Ampersand 1999 Limited Partnership acquired 14,455,000 shares of the Company's common stock and 6,504,750 warrants and Ampersand 1999 Companion Fund Limited Partnership acquired 295,000 shares of the Company's common stock and 132,750 warrants.

      On March 14, 2005, the Board of Directors of the Company approved a 1-for-10 reverse split of the Company's common stock. All warrants, options and common stock outstanding at the time of the split, including common stock issued in the Merger and common stock and warrants issued in the Private Placement, were adjusted by the ratio. To the extent that the split resulted in a shareholder becoming entitled to a fractional share, the shareholder became entitled to receive a cash payment, in lieu of the fractional share, in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on March 14, 2005. The reverse stock split affected all Company shareholders uniformly and did

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 6 OF 10 PAGES
---------------------                                         ------------------

not affect any shareholder's percentage ownership in Vitex except to the extent that the reverse stock split resulted in any of Vitex's stockholders owning a fractional share. The share ownership of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership, as record owners, were adjusted by the reverse stock split as follows:

              Share Ownership of Ampersand 1999 Limited Partnership

                                  Pre-Split            Post-Split
Existing Shares                   2,161,765              216,176
Merger Shares                     74,482,311            7,448,286
Private Placement Shares          14,455,000            1,445,500
Private Placement Warrants        6,504,750              650,475
Total                             97,603,826            9,760,437

      Share Ownership of Ampersand 1999 Companion Fund Limited Partnership

                                    Pre-Split          Post-Split
Existing Shares                       44,118              4,411
Merger Shares                       1,520,043            152,004
Private Placement Shares             295,000             29,500
Private Placement Warrants           132,750             13,275
Total                               1,991,911            199,190

      The share numbers reported on the cover page and in Item 5 of this
Schedule 13D reflect such reverse split.

      The foregoing summaries of the Merger Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements each of which is attached as an annex to the
Schedule 14A filed on February 15, 2005 by the Company.

      Ampersand 1999 Limited Partnership and AMP-99 Management Company Limited Liability Company acquired the common stock of the Company owned by them for investment purposes. The Reporting Persons have no present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to evaluate on a continuing basis the Company's business operations and prospects, as well as general economic and equity market conditions. Based on such evaluations, the Reporting Persons' plans regarding the Company may change. Additionally, two of the members of AMP-99 Management Company Limited Liability Company, Herbert H. Hooper and Richard A. Charpie, are currently directors of the Company.

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                         PAGE 7 OF 10 PAGES
---------------------                                         ------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)   Aggregate number and percentage of class beneficially owned:

      Each of the reporting person incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

      Ampersand 1999 Limited Partnership owns 9,109,962 shares. Ampersand 1999 Limited Partnership owns 650,475 shares issuable upon the exercise of warrants.

      Each of the Reporting Persons may be attributed with beneficial ownership of 1,500 shares (the "Option Shares") issuable upon exercise of options previously awarded to Herbert Hooper under the Company's Directors' Stock Option Plans, all of which options Herbert Hooper has assigned to one or more of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. Each of the Reporting Persons disclaims beneficial ownership of these options except to the extent of its proportionate pecuniary interest therein.

      AMP-99 Management Company Limited Liability Company may be attributed with the ownership of 9,109,962 shares held by Ampersand 1999 Limited Partnership and 185,915 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company may be attributed with beneficial ownership of 650,475 shares issuable upon exercise of warrant held by Ampersand 1999 Limited Partnership and 13,275 shares issuable upon exercise of warrants held by Ampersand 1999 Companion Fund Limited Partnership (collectively, the "Warrant Shares"). AMP-99 Management Company Limited Liability Company is the General Partner of Ampersand 1999 Limited Partnership and Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company disclaims beneficial ownership of these shares except to the extent of its proportionate pecuniary interest therein.

(b)   Percent of class:

      Ampersand 1999 Limited Partnership -   25.1%
      AMP-99 Management Company Limited Liability Company -  25.6%

           The foregoing percentages are calculated based on an estimated 38,195,112 shares outstanding as of March 14, 2005, as reported by the issuer. This share number reflects the 1-for-10 reverse split of the Company's common stock approved by the Board of Directors on March 14, 2005.

(c)   Number of shares as to which such person has:

      (i)  Sole power to vote or direct the vote:

      Ampersand 1999 Limited Partnership has sole voting power over 9,109,962 shares. Ampersand 1999 Limited Partnership has sole voting power over the 1,500 Option Shares and 650,475 shares issuable upon the exercise of warrants.

      AMP-99 Management Company Limited Liability Company has sole voting power over 9,109,962 shares held by Ampersand 1999 Limited Partnership and 185,915 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company has sole voting power over the 1,500 Option Shares and the 663,750 Warrant Shares.

      (ii) Shared power to vote or direct the vote:

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP NO. 917920 10 0                                         PAGE 8 OF 10 PAGES
---------------------                                         ------------------

      Ampersand 1999 Limited Partnership shares voting power over 0 shares.

      AMP-99 Management Company Limited Liability Company shares voting power over 0 shares.

      (iii) Sole power to dispose or to direct the disposition of:

      Ampersand 1999 Limited Partnership has sole dispositive power over 9,109,962 shares. Ampersand 1999 Limited Partnership has sole dispositive power over the 1,500 Option Shares and 650,475 shares issuable upon the exercise of warrants.

      AMP-99 Management Company Limited Liability Company has sole dispositive power over 9,109,962 shares held by Ampersand 1999 Limited Partnership and 185,915 shares held by Ampersand 1999 Companion Fund Limited Partnership. AMP-99 Management Company Limited Liability Company has sole dispositive power over the 1,500 Option Shares and the 663,750 Warrant Shares.

      (iv) Shared power to dispose or to direct the disposition of:

      Ampersand 1999 Limited Partnership shares dispositive power over 0 shares.

      AMP-99 Management Company Limited Liability Company shares dispositive power over 0 shares.

(c)   Transactions during the past 60 days.

      Other than pursuant to the transaction described in Item 4, the Reporting Persons have not acquired or disposed of any shares of common stock of the Company during the past 60 days.

(d)   Right to dividends or proceeds of sale.

      To the best of each of the Reporting Person's knowledge as of the date hereof, such Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company's common stock beneficially owned by such Reporting Person.

(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Joint Filing Agreement

                                  SCHEDULE 13D

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CUSIP NO. 917920 10 0                                         PAGE 9 OF 10 PAGES
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AMPERSAND 1999 LIMITED PARTNERSHIP

                                      By: AMP-99 Management Company Limited
                                          Liability Company, its General Partner



Dated:  March 21, 2005                By:  /s/ Richard A. Charpie
                                           -------------------------------------
                                           Richard A. Charpie, its Principal
                                           Managing Member






                                      AMP-99 MANAGEMENT COMPANY LIMITED
                                      LIABILITY COMPANY

Dated:  March 21, 2005                By:  /s/ Richard A. Charpie
                                           -------------------------------------
                                           Richard A. Charpie, its Principal
                                           Managing Member